4
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0000902269
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  QUALCOMM Incorporated
  0000804328
  <IRS-NUMBER>95-3685934
</SUBJECT-COMPANY>
<PERIOD>03/31/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   JACOBS,          IRWIN            M.
   5775 Morehouse Dr.


   San Diego, CA  92121-1714
2. Issuer Name and Ticker or Trading Symbol
   QUALCOMM Incorporated (QCOM)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   3/31/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  03/31/03    S (1)    34,000        D  $36.7000                    I  by Trust (2)
Common Stock                                  03/31/03    M        14,000        A  $5.6600      18,122,362     I  by Trust (2)

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $5.6600         03/31/03       M                          14,000           (3)          07/11/06
(right to buy)
Phantom Stock Unit (4)                         03/31/03       J (4)     413                               (5)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     03/31/03  Common Stock                   14,000                    1,538,000     D   Direct
(right to buy)
Phantom Stock Unit (4)         03/31/03  Common Stock                   413                       55,755        I   by Grantor Trust
                                                                                                                     (4)

Explanation of Responses:

(1)
The disposition of shares was conducted under a 10b5-1 Plan, as defined under the Securities Exchange Act of 1934, as amended.
(2)
Securities held by Irwin M. Jacobs & Joan Klein Jacobs as Trustees of the Irwin Mark Jacobs & Joan Klein Jacobs Family Trust UTA dtd
 6/2/80, as amended 6/30/92.
(3)
Employee stock options granted under the Company's 1991 Stock Option Plan.  The options vest in five equal annual installments begin ning on July 12, 1997.
(4)
The common stock issued under the terms of the Company's Executive Retirement Matching Contribution Plan, a tax conditioned plan, is exempt under Rule 16b-3.  The shares are held in a grantor trust and stock is the only permissable form of distribution under the P lan.
(5)
The rights awarded under the Company's Executive Retirement Matching Contribution Plan will be eligible for distribution upon termin ation and vest according to the following schedule: 100% at age 65 with acceleration provisions (1) at the rate of 25% per year for each subsequent year of participation, (2) after the individual reaches age 61,  or (3) if they have more than 10 years of service.

SIGNATURE OF REPORTING PERSON
/S/ By: Noreen E. Burns, Attorney-in-Fact
    For: Irwin M. Jacobs
DATE 04/01/03